Delisting Determination,The Nasdaq Stock Market, LLC,
August 17, 2010, ADPT Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of ADPT Corporation
(the Company), effective at the opening of the trading session on August 27, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5100.
The Company was notified of the Staffs determination on July 27, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 5, 2010.